Exhibit 99.1

Date: March 29, 2018	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: CRH MEDICAL CORPORATION
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 27, 2018
Record Date for Voting (if applicable) :	April 27, 2018
Beneficial Ownership Determination Date :	April 27, 2018
Meeting Date :	June 12, 2018
Meeting Location (if available) :	Blake, Cassels & Graydon LLP Barristers & Solicitors 595 Burrard Street, Suite 2600 Three Bentall Center Vancouver, B.C. V7X 1L3
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	12626F105	CA12626F1053

Sincerely,

Computershare
Agent for CRH MEDICAL CORPORATION